Notice of EGM

London, UK: 2 May 2007 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that it will convene an Extraordinary General Meeting of shareholders at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London, EC1A 4DD on Friday 25 May 2007 at 11.00am. The Notice of the Extraordinary General Meeting (including copies of the resolutions to be proposed at the meeting) has been sent to shareholders and is available on the Company's website, www.antisoma.com. A copy will shortly be available for inspection at the Document Viewing facility.

Enquiries:
Raymond Spencer — +44 (0)20 8799 8200
Chief Financial Officer
Antisoma plc

Notes for Editors:

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information about Antisoma.